

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

<u>Via E-mail</u>
David McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

> **Re: Energy 11, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 11, 2014**
> **File No. 333-197476**

Dear Mr. McKenney:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note your response to our prior comment 4, and are unable to concur with your response. Please provide us with more information as to the basis for determining the rate of return and the plan to make distributions in that amount monthly, or revise your filing and sales literature to remove the references to the 7% rate of return.

2.   We note recent media reports about statements by Aubrey McClendon to the effect that companies such as yours with which Mr. McClendon or entities under his control are involved as third party managers may be pursuing "pure play" strategies in which each company will focus on a single U.S. shale formation or region. Please explain whether or not your company will have a "pure play" focus and, if it will have a "pure play" focus,

the formation or region on which it will be focused. Also explain, to the extent relevant, how your company's strategy relates to Mr. McClendon's broader strategy.

3.   Please revise your filing and sales literature to remove the use of the term "preferred" distribution with regard to the hurdle rate (the rate of return that must be paid to common unitholders in order for incentive or subordinated distributions to be paid), since the distribution appears to be paid to all common unitholders and the common units do not appear to have rights typically associated with preferred units.

4.   We note your statements to the effect that "[w]e will treat distributions in excess of the preferred distribution as a return of capital, which will reduce the net investment amount [emphasis added]" (for example, on pages 8 and 74). You also include statements that "we may be more likely to have a return of capital for all or part of distributions to common unitholders during the early years of our operations" because the preferred distribution may be paid from offering proceeds during the early years (pages 8 and 17). You furthermore state that "distributions of cash to unitholders are not expected to exceed the preferred distribution for at least the first five years following the termination of the offering [emphasis added]" (pages 9 and 74). These statements do not appear to be consistent as to what would constitute a "return of capital" and when a return of capital is expected to occur. Please address this inconsistency and clarify what distributions will be treated as return of capital and for what purposes (calculation of net investment amount, accounting and/or tax, etc.). In addition, please revise to add risk factor disclosure regarding the potential dilutive effect of funding distributions from sources other than your cash flows from operations.

Prospectus Summary, page 4

Summary Tax Consequences, page 9

5.   Please revise to provide the basis for the following statement on page 9: "[c]ash distributions by us to a unitholder generally will not give rise to income or gain." Also ensure that the disclosure in the "Material Federal Income Tax Consequences" section covers this point, and that the tax opinion covers the content of the Summary Tax Consequences discussion.

The Offering, page 10

Conflicts of Interest, page 12

6.   We note your response to our prior comment 6 and reissue the comment in part. Our comment asked you to disclose conflicts of interest, and add risk factor disclosure, relating to the general partner's incentive distribution rights, the class B units and the dealer manager incentive fee. You added disclosure addressing the general partner's incentive distribution rights and the class B units in risk factors, but you do not appear to

have added disclosure addressing the dealer manager incentive fee. Please explain or add appropriate disclosure. Also explain to us why you decided to add disclosure to the risk factors but not to the discussion of conflicts of interest on page 12.

Exhibit 1.1

7.   It appears that the provision regarding dealer manager compensation set forth in Section 3(d)(v) of the Form of Exclusive Dealer Manager Agreement is not reflected in the prospectus disclosure. Please advise.

Sales literature

8.   With regard to the sales literature that you furnished to us supplementally under cover of a letter dated September 19, 2014, we note the following:

- On the page entitled "How Fracking Works," the following statement appears at the bottom of the page: "Source: EPA." Please clarify whether this source attribution applies to all of the material on the page or only part of it. Also clarify which particular publication by the EPA served as the source.

- On the page entitled "Fracking Criticisms and Responses," please indicate by footnote which of the responses relates to which of the sources identified at the bottom of the page.

- On the page entitled "Investing in Energy," we note the reference to "potential return of principal" and the statement in the second footnote that "[i]f the General Partner determines that it has available cash in excess of the amount required to develop the properties, it may distribute all or a portion of such cash in investors." By contrast, we note the statement on page 9 of the registration statement to the effect that "distributions of cash to holders of common units are not expected to exceed the preferred distribution for at least the first five years following the termination of the offering." Please advise. Furthermore, explain the impact on the net investment amount of distributions in excess of the preferred distribution, and the effect of a change in net investment amount on future preferred distributions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker

H. Roger Schwall
Assistant Director

cc: George Young, Esq.